SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of February, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

AIXTRON SE: Correction of the publication of February 15, 2010, according to § 26 paragraph. 1 WpHG with the objective of Europe-wide distribution

On February 03, 2014, Fidelity Management & Research Company, Boston, USA has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 5% threshold of the Voting Rights on February 11, 2010 and on that day amounted to 4.89% (this corresponds to 4924690 Voting Rights).

Thereof, 4.89% (this corresponds to 4924690 Voting Rights) are to be attributed according to Article 22, Section 1, Sentence 1, No. 6 of the WpHG to Fidelity Management & Research Company. Voting Rights were attributed to Fidelity Management & Research Company from Fidelity Investment Trust being a shareholder holding 3% or more of the Voting Rights in AIXTRON SE.

AIXTRON SE: Correction of the publication of February 15, 2010, according to § 26 paragraph. 1 WpHG with the objective of Europe-wide distribution

On February 03, 2014, Fidelity Investment Trust , Boston, USA has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 3% threshold of the Voting Rights on April 12, 2010 and on that day amounted to 2.97% (this corresponds to 2999797 Voting Rights).

AIXTRON SE: Correction of the publication of March 01, 2010, according to § 26 paragraph. 1 WpHG with the objective of Europe-wide distribution

On February 03, 2014, FMR LLC, Boston, USA has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 5% threshold of the Voting Rights on February 24, 2010 and on that day amounted to 4.93% (this corresponds to 4960490 Voting Rights).

Thereof, 4.93% (this corresponds to 4960490 Voting Rights) are to be attributed according to Article 22, Section 1, Sentence 1, No.6 in connection with Sentence 2 of the WpHG to FMR LLC. Voting Rights were attributed to FMR LLC from Fidelity Investment Trust being a shareholder holding 3% or more of the Voting Rights in AIXTRON SE.

AIXTRON SE: Correction of the publication of March 04, 2010, according to § 26 paragraph. 1 WpHG with the objective of Europe-wide distribution

On February 03, 2014, FMR LLC, Boston, USA has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 5% threshold of the Voting Rights on March 02, 2010 and on that day amounted to 5.002% (this corresponds to 5035265 Voting Rights).

Thereof, 5.002% (this corresponds to 5035265 Voting Rights) are to be attritbuted according to Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG to FMR LLC. Voting Rights were attributed to FMR LLC from Fidelity Investment Trust being a shareholder holding 3% or more of the Voting Rights in AIXTRON SE.

AIXTRON SE: Correction of the publication of April 12, 2010 according to § 26 paragraph. 1 WpHG with the objective of Europe-wide distribution

On February 03, 2014, FMR LLC, Boston, USA has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 5% threshold of the Voting Rights on April 09, 2010 and on that day amounted to 4.99% (this corresponds to 5033759 Voting Rights). Thereof, 4.99% (this corresponds to 5033759 Voting Rights) are to be attributed according to Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG to FMR LLC. Voting Rights were attributed to FMR LLC from Fidelity Investment Trust being a shareholder holding 3% or more of the Voting Rights in AIXTRON SE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	February 7, 2014	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO